SNET                                                     News Release



                                                April 21, 1994



               FOR FURTHER INFORMATION CONTACT: Bill Seekamp
                                                (203) 771-2136
               (office)




                      SNET ANNOUNCES FIRST QUARTER RESULTS
                         FROM OPERATIONS UP 17 PERCENT
                      ON HIGHER REVENUES AND COST CONTROLS



                  Southern New England Telecommunications

               Corporation (SNET) -- (NYSE: SNG) -- announced

               today first quarter net income for 1994 of $0.68

               per share compared with a net loss of $2.89 per

               share for the same period last year, when the

               company adopted new accounting standards.  This

               resulted in a one-time, non-cash charge in first-

               quarter 1993 of $220 million after taxes or $3.47

               per share.  Income from operations was up 17.2

               percent to $0.68 per share versus $0.58 share for

               the first quarter last year.

                  "Seismic change continues apace in our dynamic

               industry.  We are moving forward aggressively and

               becoming more competitive," said Daniel J.

               Miglio, chairman and chief executive officer

               referring to SNET's reengineering and marketing

               efforts.  _ We're reengineering to strengthen our

               competitive position.  Our marketing efforts have

               resulted in our entry into the long-distance

               business through SNET America, the introduction

               of our video-on-demand trial, and our commitment

               to invest $4.5 billion in  I-SNET, an information

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               superhighway that will reach all SNET customers.

               This investment will, over the next 15 years,

               transform our statewide telecommunications

               network and enable us to offer a wealth of

               exciting new services," he added.

                  Consolidated revenues and sales for the first

               quarter were up 5.2 percent to $423 million.

               Revenue from Southern New England Telephone, the

               company's largest subsidiary, increased 4.4

               percent in the first quarter to $369 million.

               This reflected higher local-service revenue from

               rate increases authorized by the Department of

               Public Utility Control in July 1993, a 1.8

               percent increase in access lines in service, and

               continued increases in sales of premium services

               like Totalphone[SM].  In-state toll revenue

               decreased due to competitive price reductions and

               expanded local-calling service that shifted a

               portion of toll revenue to local-service

               revenues.

                  Sales from other businesses increased 10

               percent led by cellular operations, which were up

               44 percent on a growing customer base.  Business

               systems sales were lower, reflecting our

               withdrawal from the PBX market during 1993 in

               favor of concentration on SNET's own network-based

               centrex services.



                  Costs and expenses, excluding depreciation,

               for the quarter were down 0.6 percent to $250

               million.  Depreciation and amortization expense

               increased 26.9 percent due primarily to higher

               depreciation rates authorized by state and federal

               regulators.  Interest expense declined 16.8

               percent because of savings from previous

               refinancings and less borrowing.

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                  Southern New England Telecommunications

               Corporation is an independent telecommunications

               company that offers through its subsidiaries

               network and information-management services and

               communications systems; long-distance service;

               directory publishing and advertising services;

               and cellular mobile phone and paging services.

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                                        SNET
                      Preliminary Summary of Consolidated Results
                      For the three months ended March 31, 1994
                       (in Millions Except Per Share Amounts)

                                                (Unaudited)
                                        For the Three Months Ended   Percent
                                                March 31,            Change
                                                 1994      1993

             Revenues and Sales
               Local service                 $  152.0  $  131.4
               Intrastate toll                   79.0      89.4
               Network access                    86.8      85.8
               Publishing                        44.7      45.3
               Sales and other                   60.7      50.4
                  Total Revenues and Sales      423.2     402.3      5.2%

             Costs and Expenses
               Operating and maintenance        235.4     234.8
               Depreciation and amortization     80.7      63.6
               Taxes other than income           14.2      16.4
                   Total Costs and Expenses     330.3     314.8      4.9%

             Income Before Interest, Income
                Taxes and Accounting Changes     92.9      87.5      6.2%

             Interest                            19.8      23.8    (16.8)%

             Income Before Income Taxes and
                Accounting Changes               73.1      63.7     14.8%

             Income taxes                        29.6      27.2

             Income Before Accounting Changes    43.5      36.5     19.2%

             Accounting changes                    -     (220.2)

             Consolidated Net Income (Loss)      43.5    (183.7)

             Earnings for Per Share Calculation $43.5   $(183.7)

             Weighted Average Common Shares
               Outstanding (in thousands)      63,982    63,522       .7%



             Earnings Per Common Share:

               Income Before Accounting Changes   .68       .58     17.2%
               Cumulative Effect of Accounting
                 Changes                          -       (3.47)
               Earnings Per Common Share        $ .68   $ (2.89)




                                        SNET
                         Preliminary Statistical Information
                      For the three months ended March 31, 1994
                       (in Millions Except Per Share Amounts)



                                       For the Three Months Ended    Percent
                                                 March 31,           Change

                                             1994         1993


               Access Lines in Service
                 (in thousands)              1,978        1,945       1.8%

               Interstate Minutes of Use     1,712        1,635       4.7%





                                            March 31,  December 31,  Percent
                                              1994        1993       Change

               Common Equity at Period End  $877.6       $854.6       2.7%

               Book Value Per Common Share
                 at Period End              $13.71       $13.38       2.5%

               Debt Ratio at Period End       55.6%        59.9%     (7.2)%